SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

Evofem Biosciences, Inc. (formerly Neothetics, Inc.)
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

30048L104
(CUSIP Number)

December 31, 2018
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30048L104

1.	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Person (Entities Only) (Voluntary) Domain Partners VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 515,273 shares of Common Stock *
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 515,273 shares of Common Stock *
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,273 shares of Common Stock *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% **
12.	TYPE OF REPORTING PERSON PN

* As of December 31, 2018.
** Based on 25,867,248 shares of Common Stock outstanding as of October 31, 2018, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 30048L104

1.	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Person (Entities Only) (Voluntary) DP VII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,004 shares of Common Stock *
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 8,004 shares of Common Stock *
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,004 shares of Common Stock *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1% **
12.	TYPE OF REPORTING PERSON PN

* As of December 31, 2018.
** Based on 25,867,248 shares of Common Stock outstanding as of October 31, 2018, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 30048L104

Amendment No. 1 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G relating to the Common Stock of the Issuer filed with the Securities and Exchange Commission by the Reporting Persons on February 5, 2015 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 1(a) –  Name of Issuer:

Evofem Biosciences, Inc. (formerly Neothetics, Inc.)

Item 1(b) –  Address of Issuer’s Principal Executive Offices:

12400 High Bluff Drive, Suite 600, San Diego, CA  92130

Item 2(b) –  Address of Principal Business Office:

202 Carnegie Center, Suite 104, Princeton, NJ  08540

Item 2(e) –  CUSIP Number:

30048L104

Item 4 –  Ownership.

(a) through (c):

The information set forth in the cover pages to this Amendment No. 1 to Schedule 13G is incorporated herein by reference.  In addition, as of December 31, 2018, Domain Associates, L.L.C., an affiliate and the investment manager of the Reporting Persons, directly beneficially owned 655 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

Item 5 –  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

CUSIP No. 30048L104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2019

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact